UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Greenhill & Co., Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
395259104
(CUSIP Number)
Scott L. Bok
c/o Greenhill & Co., Inc.
1271 Avenue of the Americas
New York, New York 10020
(212) 389-1500
with a copy to:
Harold J. Rodriguez, Jr.
Greenhill & Co., Inc.
1271 Avenue of the Americas
New York, New York 10020
(212) 389-1500
(Name, address and telephone number of person authorized to receive notices and communications)
November 17, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 395259104	13D	Page 1 of 14

1	Names of Reporting Persons Scott L. Bok
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 2,950,091
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 2,950,091
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,950,091
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 16.4%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 395259104	13D	Page 2 of 14

1	Names of Reporting Persons Bok Family Partners, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 1,678,388
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 1,678,388
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,678,388
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.3%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 3 of 14

1	Names of Reporting Persons Bok Family Foundation
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 288,783
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 288,783
11	Aggregate Amount Beneficially Owned by Each Reporting Person 288,783
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.6%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 4 of 14

1	Names of Reporting Persons Scott L. Bok March 2020 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 132,639
	8	Shared Voting Power None
	9	Sole Dispositive Power 132,639
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 132,639
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 5 of 14

1	Names of Reporting Persons Scott L. Bok November 2020 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 194,927
	8	Shared Voting Power None
	9	Sole Dispositive Power 194,927
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 194,927
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 6 of 14

1	Names of Reporting Persons Scott L. Bok November 2021 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 75,331
	8	Shared Voting Power None
	9	Sole Dispositive Power 75,331
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,331
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.4%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 7 of 14

1	Names of Reporting Persons Scott L. Bok November 2022 Annuity Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 580,023
	8	Shared Voting Power None
	9	Sole Dispositive Power 580,023
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned by Each Reporting Person 580,023
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 3.2%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 395259104	13D	Page 8 of 14

Explanatory Note
The purpose of this Amendment No. 9 (this “Amendment No. 9”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 10, 2018, as amended on June 26, 2018, November 13, 2018, August 22, 2019, January 16, 2020, August 25, 2020, November 15, 2021, May 26, 2022 and August 18, 2022 (the “Schedule 13D”) is to reflect an increase in the percentage of the shares of Common Stock, par value $0.01 per share (the “Shares”), of Greenhill & Co., Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons. The increase in the percentage of the Shares beneficially owned by the Reporting Persons since the Schedule 13D was last amended on August 18, 2022, is attributable to (i) Bok Family Partners, L.P.’s purchase on the open market of 32,000 Shares on August 23, 2022, 30,000 Shares on August 24, 2022, 17,089 Shares on September 1, 2022, 15,000 Shares on September 2, 2022, 24,850 Shares on November 17, 2022 and 23,000 Shares on November 18, 2022; (ii) Scott L. Bok receiving 84,799 Shares on November 7, 2022 from the settlement of restricted stock units (190,972 Shares vested and 106,173 Shares were withheld to satisfy applicable tax withholding obligations); and (iii) a decrease in the outstanding Shares. In addition, this Amendment No. 9 reflects that (i) on November 14, 2022, 129,601 Shares reverted back to Scott L. Bok's direct beneficial ownership from that of the Scott L. Bok November 2020 Annuity Trust; (ii) on November 14, 2022, 63,025 Shares reverted back to Scott L. Bok's direct beneficial ownership from that of the Scott L. Bok November 2021 Annuity Trust and (iii) on November 14, 2022, Scott L. Bok transferred 580,023 Shares from his direct beneficial ownership to that of the Scott L. Bok November 2022 Annuity Trust (the "Intragroup Transfers"). The Intra-Group Transfers resulted in no change in the aggregate number of Shares beneficially owned by the Reporting Persons. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 9 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

CUSIP No. 395259104	13D	Page 9 of 14

Item 2.	Identity and Background
The table set forth under Item 2 is hereby amended and restated as follows:

Reporting Person	Address of Principal Office / Business or Residence Address	Jurisdiction of Organization / Citizenship	Occupation and Name / Address of Employer	Principal Business
Scott L. Bok	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	United States of America	Chairman and Chief Executive Officer of Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	Investment Banking

Bok Family Partners, L.P.	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	Delaware	N/A	Holding Company

Bok Family Foundation	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	Connecticut	N/A	Charitable Foundation

Scott L. Bok March 2020 Annuity Trust	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	New York	N/A	Grantor Retained Annuity Trust Holding Assets for the Benefit of Scott L. Bok and His Two Children

Scott L. Bok November 2020 Annuity Trust	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	New York	N/A	Grantor Retained Annuity Trust Holding Assets for the Benefit of Scott L. Bok and His Two Children

Scott L. Bok November 2021 Annuity Trust	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	New York	N/A	Grantor Retained Annuity Trust Holding Assets for the Benefit of Scott L. Bok and His Two Children

Scott L. Bok November 2022 Annuity Trust	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	New York	N/A	Grantor Retained Annuity Trust Holding Assets for the Benefit of Scott L. Bok and His Two Children

CUSIP No. 395259104	13D	Page 10 of 14

Reporting Person	Address of Principal Office / Business or Residence Address	Jurisdiction of Organization / Citizenship	Occupation and Name / Address of Employer	Principal Business
Bok Family Partners, L.P.
Control Persons

Scott L. Bok, General Partner	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	See above.	See above.	See above.

Bok Family Foundation
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	See above.	See above.	See above.

Roxanne Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	United States of America	Not employed.	N/A

Elliot Peter Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	United States of America	Senior Associate, CBRE Group, 200 Park Avenue, New York, NY 10166	Commercial Real Estate Services

Scott L. Bok March 2020 Annuity Trust
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	See above.	See above.	See above.

Scott L. Bok November 2020 Annuity Trust
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	See above.	See above.	See above.

Scott L. Bok November 2021 Annuity Trust
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	See above.	See above.	See above.

Scott L. Bok November 2022 Annuity Trust
Control Persons

Scott L. Bok, Trustee	c/o Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020	See above.	See above.	See above.

CUSIP No. 395259104	13D	Page 11 of 14

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
On August 23, 2022, Bok Family Partners, L.P. purchased 32,000 Shares through a broker on the open market at a price per share of $7.85. The source of funds for such purchase was working capital of Bok Family Partners, L.P.
On August 24, 2022, Bok Family Partners, L.P. purchased 30,000 Shares through a broker on the open market at a price per share of $8.00. The source of funds for such purchase was working capital of Bok Family Partners, L.P.
On September 1, 2022, Bok Family Partners, L.P. purchased 17,089 Shares through a broker on the open market at a price per share of $7.31. The source of funds for such purchase was working capital of Bok Family Partners, L.P.
On September 2, 2022, Bok Family Partners, L.P. purchased 15,000 Shares through a broker on the open market at a price per share of $7.23. The source of funds for such purchase was working capital of Bok Family Partners, L.P.
On November 17, 2022, Bok Family Partners, L.P. purchased 6,142 Shares through a broker on the open market at a price per share of $9.75. The source of funds for such purchase was working capital of Bok Family Partners, L.P.
On November 17, 2022, Bok Family Partners, L.P. purchased 18,708 Shares through a broker on the open market at a price per share of $10.15. The source of funds for such purchase was working capital of Bok Family Partners, L.P.
On November 18, 2022, Bok Family Partners, L.P. purchased 23,000 Shares through a broker on the open market at a price per share of $10.14. The source of funds for such purchase was working capital of Bok Family Partners, L.P.

Item 4.	Purpose of the Transaction
Item 4 is hereby amended to add the following:
As of November 14, 2022, an additional grantor retained annuity trust of which Scott L. Bok is the sole trustee was added as a Reporting Person.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
(a) See Item 9 on the Cover Pages to this Amendment No. 9. Percentages are based on 18,013,845 Shares outstanding as of November 17, 2022.
As of the date hereof, the Reporting Persons beneficially own 2,950,091 Shares as a group, representing approximately 16.4% of the outstanding Shares.
Scott L. Bok. Scott L. Bok is the direct beneficial owner of no Shares.
Bok Family Partners, L.P. Scott L. Bok controls Bok Family Partners, L.P. Bok Family Partners, L.P. is the direct beneficial owner of 1,678,388 Shares, representing approximately 9.3% of the outstanding Shares.
Bok Family Foundation. Scott L. Bok controls the Bok Family Foundation. The Bok Family Foundation is the direct beneficial owner of 288,783 Shares, representing approximately 1.6% of the outstanding Shares.

CUSIP No. 395259104	13D	Page 12 of 14
Scott L. Bok March 2020 Annuity Trust. Scott L. Bok controls the Scott L. Bok March 2020 Annuity Trust. The Scott L. Bok March 2020 Annuity Trust is the direct beneficial owner of 132,639 Shares, representing approximately 0.7% of the outstanding Shares.
Scott L. Bok November 2020 Annuity Trust. Scott L. Bok controls the Scott L. Bok November 2020 Annuity Trust. The Scott L. Bok November 2020 Annuity Trust is the direct beneficial owner of 194,927 Shares, representing approximately 1.1% of the outstanding Shares.
Scott L. Bok November 2021 Annuity Trust. Scott L. Bok controls the Scott L. Bok November 2021 Annuity Trust. The Scott L. Bok November 2021 Annuity Trust is the direct beneficial owner of 75,331 Shares, representing approximately 0.4% of the outstanding Shares.

Scott L. Bok November 2022 Annuity Trust. Scott L. Bok controls the Scott L. Bok November 2022 Annuity Trust. The Scott L. Bok November 2022 Annuity Trust is the direct beneficial owner of 580,023 Shares, representing approximately 3.2% of the outstanding Shares.
(b) Number of Shares as to which each Reporting Person has:
(i) Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Amendment No. 9.
(ii) Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Amendment No. 9.
(iii) Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Amendment No. 9.
(iv) Shared power to dispose or to direct the disposition: See item 10 on the Cover Pages to this Amendment No. 9.
(c) On August 23, 2022, Bok Family Partners, L.P. purchased 32,000 Shares through a broker on the open market at a price per share of $7.85.
On August 24, 2022, Bok Family Partners, L.P. purchased 30,000 Shares through a broker on the open market at a price per share of $8.00.
On September 1, 2022, Bok Family Partners, L.P. purchased 17,089 Shares through a broker on the open market at a price per share of $7.31.
On September 2, 2022, Bok Family Partners, L.P. purchased 15,000 Shares through a broker on the open market at a price per share of $7.23.
On November 17, 2022, Bok Family Partners, L.P. purchased 6,142 Shares through a broker on the open market at a price per share of $9.75.
On November 17, 2022, Bok Family Partners, L.P. purchased 18,708 Shares through a broker on the open market at a price per share of $10.15.
On November 18, 2022, Bok Family Partners, L.P. purchased 23,000 Shares through a broker on the open market at a price per share of $10.14.
Except as described in this Item 5(c), there have been no transactions in Shares effected during the past 60 days by any of the Reporting Persons.

CUSIP No. 395259104	13D	Page 13 of 14

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The first paragraph of Item 6 is hereby amended and restated as follows:
Equity Incentive Plans. As the Chairman and Chief Executive Officer of the Issuer, Scott L. Bok is eligible to receive awards under the Issuer’s Equity Incentive Plans, which were adopted to motivate employees of the Issuer and allow them to participate in the ownership of Shares. The Amended 2019 Equity Incentive Plan became effective upon its approval by the Issuer’s stockholders at the Issuer’s annual meeting on April 27, 2022 (the “Amended 2019 Equity Incentive Plan”) and, together with the Issuer’s 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan” the “Equity Incentive Plans”). The Amended 2019 Equity Incentive Plan amended the Issuer’s existing 2019 Equity Incentive Plan approved by the Issuer’s stockholders at the Issuer’s annual meeting on April 24, 2019. The Amended 2019 Equity Incentive Plan is administered by the Compensation Committee, which has the authority, either directly or through its delegates, to grant equity awards to eligible persons including employees and directors. Awards under the Amended 2019 Equity Incentive Plan may be granted in the form of stock options, restricted stock, restricted stock units, performance awards, or other stock-based awards.
The maximum number of Shares that may be issued under the Amended 2019 Equity Incentive Plan in respect of awards granted thereunder is 8,158,887, which figure includes (i) 4,500,000 plus (ii) 2,178,468 Shares remaining available for issuance under the 2019 Equity Incentive Plan plus (iii) 1,480,419 Shares that were not issued under the 2019 Equity Incentive Plan that may now be offered or sold under the Amended 2019 Equity Incentive Plan, subject to certain adjustments for major corporate transactions or awards which are cancelled, terminated, forfeited, fail to vest or are otherwise not paid or settled for any reason. Awards granted under the Equity Incentive Plans generally vest ratably over a period of four to five years beginning on the first anniversary of the grant date or in full on the third, fourth or fifth anniversary of the grant date. The default treatment under the Equity Incentive Plans provides that awards shall fully vest upon a termination of employment as a result of death or disability and that awards are forfeited upon any other termination of employment outside of the change in control context.
This summary of the Equity Incentive Plans is qualified in its entirety by reference to the Amended 2019 Equity Incentive Plan and the 2019 Equity Incentive Plan, copies of which are attached hereto as Exhibit 9 and Exhibit 5, respectively, and incorporated herein by reference.

The fifth paragraph of Item 6 is hereby amended and restated as follows:
Joinder Agreements. On November 13, 2018, August 21, 2019, August 25, 2020, November 15, 2021 and November 22, 2022, Scott L. Bok, in his capacity as trustee of the Scott L. Bok November 2018 Annuity Trust, the Scott L. Bok May 2019 Annuity Trust, the Scott L. Bok March 2020 Annuity Trust, the Scott L. Bok November 2020 Annuity Trust, the Scott L. Bok November 2021 Annuity Trust and the Scott L. Bok November 2022 Annuity Trust, respectively, executed a joinder agreement (each a "Joinder Agreement" and, together, the "Joinder Agreements") to the Joint Filing Agreement, pursuant to which the Scott L. Bok November 2018 Annuity Trust, the Scott L. Bok May 2019 Annuity Trust, the Scott L. Bok March 2020 Annuity Trust, the Scott L. Bok November 2020 Annuity Trust, the Scott L. Bok November 2021 Annuity Trust, and the Scott L. Bok November 2022 Annuity Trust agreed to be bound by the terms and conditions set forth in the Joint Filing Agreement providing for the joint filing on behalf of each of the Reporting Persons of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. This summary of the Joinder Agreements is qualified in it entirety by reference to the Joinder Agreements, copies of which are attached hereto as Exhibits 4, 6, 7, 8 and 10, respectively, and incorporated herein by reference.

CUSIP No. 395259104	13D	Page 14 of 14

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: November 22, 2022

Scott L. Bok

By:	/s/ Scott L. Bok
Name:	Scott L. Bok

Bok Family Partners, L.P.

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	General Partner

Bok Family Foundation

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok March 2020 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok November 2020 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok November 2021 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

Scott L. Bok November 2022 Annuity Trust

By:	/s/ Scott L. Bok
Name:	Scott L. Bok
Title:	Trustee

EXHIBIT INDEX

Exhibit Number	Description

1	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

2	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on September 26, 2017).*

3	Joint Filing Agreement, dated January 10, 2018, by and among the Reporting Persons.*

4	Joinder Agreement, dated November 13, 2018, to the Joint Filing Agreement.*

5	Greenhill & Co., Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 20, 2019).*

6	Joinder Agreement, dated August 21, 2019, to the Joint Filing Agreement.*

7	Joinder Agreement, dated August 25, 2020, to the Joint Filing Agreement.*

8	Joinder Agreement, dated November 15, 2021 to the Joint Filing Agreement*

9	Greenhill & Co., Inc. Amended 2019 Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer's Definitive Proxy Statement on Schedule 14A, filed on March 14, 2022)*

10	Joinder Agreement, dated November 22, 2022 to the Joint Filing Agreement

*	Previously filed.